GABELLI SRI GREEN FUND, INC. (the "Fund")


Exhibit to Item 77D
Policies with Respect to Security Investments

Effective March 17, 2009, the principal investment strategies of the Gabelli SRI Green Fund, Inc. were modified and are stated as follows:

Principal Investment Strategies: The Fund will seek to achieve its objective by investing substantially all, and in any case, no less than 80% of its assets in common stocks and preferred stocks of companies that meet the Fund's guidelines for both social responsibility and sustainability at the time of investment. The
Fund may also invest in foreign securities and in securities that are convertible into common stocks. The Fund focuses on investments in companies whose securities appear to be underpriced relative to their private market value ("PMV"). PMV is the value the Fund's investment adviser, Gabelli Funds, LLC (the "Adviser"), believes informed investors would be willing to pay for a company. There can be no assurance that the Fund will be able to achieve its investment objective. Socially Responsible Criteria. The Adviser employs a social screening overlay process at the time of investment to identify companies that meet the Fund's social guidelines. Pursuant to the guidelines, the Fund will not invest in the top 50 defense/weapons contractors or in companies that derive more than 5% of their revenues from the following areas: tobacco, alcohol, gaming, defense/weapons production and companies involved in the manufacture of abortion related products.

Sustainability Criteria. The Adviser has identified the following sustainability issues it believes materially impact the world we live in through a series of economic, social, and political changes, including, but not limited to: climate change, energy security and independence, natural resource shortages, organic living, and urbanization. The Fund will seek to invest in companies that address these issues through their products, solutions, or services. The Fund may also invest in companies that align themselves with these issues, or in conglomerates with significant divisional exposure to these issues and themes.

After identifying companies that satisfy these social and sustainability criteria, the Adviser then looks for, and will invest in, securities of companies that the Adviser believes are likely to have rapid growth in revenues and above average rates of earnings growth. The Adviser will monitor each holding on a regular basis to ensure its compliance with the Fund's guidelines. Securities that no longer meet these guidelines will be sold within a reasonable period of time after the Adviser makes such a determination. Securities may also be sold if the Adviser believes the securities no longer appear to be underpriced relative to their PMV, or if there is a change to an underlying industry or company that the Adviser believes may affect after the value of such securities.

A copy of the Supplement dated March 17, 2009, is incorporated by reference to the Fund's filing made pursuant to Rule 497(e), as filed with the Securities and Exchange Commission via EDGAR on March 17, 2009
(Accession No. 0000935069-09-000543).